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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                    FOR THE QUARTER ENDED SEPTEMBER 30, 1998



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935












                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600



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                                    CONTENTS


                                                                                Page

ITEM 1 - Organization Chart                                                       2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions           3


ITEM 3 - Associated Transactions                                                  3


ITEM 4 - Summary of Aggregate Investment                                          4


ITEM 5 - Other Investments                                                        4


ITEM 6 - Financial Statements and Exhibits                                        5

         Statements of Income                                                     5

         Balance Sheets                                                           5

         Exhibits                                                                 5


SIGNATURE                                                                         5







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ITEM 1 - ORGANIZATION CHART



    Name             Energy or                                                Percentage
of Reporting        gas-related        Date of           State of             of Voting             Nature of
  Company             Company        Organization      Organization         Securities Held         Business
  -------             -------        ------------      ------------         ---------------         --------
Alamco, Inc.          Alamco        August 7, 1997       Delaware                 100%             Exploration
(Alamco)                                                                                           and Production
                                                                                                   of natural gas
                                                                                                   and oil

Columbia              Deep Water    January 7, 1998      Delaware                 100%             (Non-FERC
Deep Water                                                                                         jurisdictional)
Services                                                                                           gas pipeline
Company                                                                                            development
(Deep Water)

Columbia              CEGGC         May 21, 1998         Delaware                 100%             Co-generation
Electric Gregory                                                                                   Power Plant
General Corp.
(CEGGC)

Columbia              CEGLC         May 21, 1998         Delaware                 100%             Co-generation
Electric Gregory                                                                                   Power Plant
Limited Corp.
(CEGLC)


On August 7, 1997, Columbia Natural Resources, Inc. acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock.

On January 7, 1998, Columbia Capital Corporation, formerly known as Tristar Capital Corporation, created a new subsidiary, Deep Water, for the purpose of developing or acquiring gas pipeline projects and pipeline capacity and associated products and services not subject to jurisdiction by the Federal Energy Regulatory Commission. The new corporation is authorized to issue Ten Thousand (10,000) shares of stock, each having a par value of one dollar ($1). On January 21, 1998, the Board of Directors of Deep Water authorized to issue and sell for cash to Columbia Capital Corporation up to five hundred (500) shares of common stock, One Dollar ($1) par value per share, at a price of Ten Thousand Dollars ($10,000) per share, of which the consideration received in excess of par value will be designated as paid-in excess.

On May 21, 1998, Columbia Electric Corporation (CE) created two subsidiary corporations for the purpose of participating in the Gregory Power Partners, L.P., a Texas limited partnership (GPPLP) to be organized in connection with the development, ownership, financing, construction and operation of a power generation project to be located at the Reynolds Metal Company Sherwin Alumina facility near Gregory, Texas.

CEGGC is authorized to issue 3,000 shares of stock, each having a par value of one dollar ($1). On May 21, 1998, the Board of Directors of CEGGC authorized to issue and sell for cash or other valuable consideration to CE up to One Thousand (1,000) shares of common stock, one dollar ($1) par value per share, at a price of Ten Thousand Dollars ($10,000) per share. Consideration given in excess of par value was designated as paid-in excess. On July 9, 1998, CEGGC issued and sold for cash to CE, Three (3) shares of common stock. On August 28, 1998, CEGGC


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issued and sold for cash to CE, Six (6) shares of common stock. Consideration received in excess of par value was designated as paid-in excess.

CEGLC is authorized to issue 3,000 shares of stock, each having a par value of one dollar ($1). On May 21, 1998, the Board of Directors of CEGLC authorized to issue and sell for cash or other valuable consideration to CE up to One Thousand (1,000) shares of common stock, one dollar ($1) par value per share, at a price of Ten Thousand Dollars ($10,000) per share. Consideration given in excess of par value was designated as paid-in excess. On July 9, 1998, CEGLC issued and sold for cash to CE, One Hundred Twenty Two (122) shares of common stock. On August 28, 1998, CEGGC issued and sold for cash to CE, Two Hundred Fifty Two
(252) shares of common stock. Consideration received in excess of par value was designated as paid-in excess.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars)

Company       Type of       Principal    Person to                 Collateral to       Consideration
 Issuing     Security       Amount of    Issue or     Cost of      Whom Security         Given with      Received for
Security      Issued        Security     Renewal      Capital        was Issued            Security      Each Security
--------      ------        --------     -------      -------        ----------            --------      -------------





Confidential treatment requested.

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

   Company                         Company                             Amount
Contributing                      Receiving                              of
   Capital                         Capital                      Capital Contribution
   -------                         -------                      --------------------


Confidential treatment requested.

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

 Reporting             Associate
  Company               Company              Types of          Direct        Indirect                         Total
 Rendering             Receiving             Services          Costs          Costs           Cost            Amount
  Services              Services             Rendered         Charged         Charged       of Capital        Billed
  --------              --------             --------         -------         -------       ----------        ------

Confidential treatment requested.




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Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars)

Associate             Reporting
Company                Company              Types of           Direct         Indirect                         Total
Rendering             Receiving             Services           Costs           Costs              Cost         Amount
Services               Services             Rendered          Charged         Charged          of Capital      Billed
--------               --------             --------          -------         -------          ----------      ------


Confidential treatment requested.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of September 30, 1998               $3,934,200           Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                $590,130           Line 2

   Greater of $50 million or line 2                                           $590,130           Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                     *
                                                                            ----------
   Total current aggregate investment                                             *              Line 4
                                                                            ----------

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                           *              Line 5


Investments in gas-related companies                                              *


* Confidential treatment requested.

ITEM 5 - OTHER INVESTMENTS

      Major Line                    Other                       Other
  of Energy-Related            Investment in last         Investment in this           Reason for difference in
       Business                  U-9C-3 Report               U-9C-3 Report                  Other Investment
       --------                  -------------               -------------                  ----------------


Confidential treatment requested.



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ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

    Income Statements -- Confidential treatment requested.

    Balance Sheets -- Confidential treatment requested.

Exhibits:
    1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

         NOT APPLICABLE


    2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

         NOT APPLICABLE.



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                                    SIGNATURE



             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                  Columbia Energy Group
                             -------------------------------
                                      (Registrant)




Date: November 30, 1998      By:     /s/ M. W. O'Donnell
                                -------------------------------
                                     M. W. O'Donnell
                                Senior Vice President & Chief Financial Officer




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